Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

CONNECTED TRANSACTION

ASSETS TRANSFER AGREEMENT

THE TRANSACTION

On 18 January 2023, the Board considered and approved the Assets Transfer Agreement that the Company proposes to enter into with ZhongKe Refinery & Petrochemical. The Assets Transfer Agreement will be signed before 28 February 2023. Pursuant to the Assets Transfer Agreement, the Company proposes to transfer the Subject Assets held by it to ZhongKe Refinery & Petrochemical, and ZhongKe Refinery & Petrochemical shall pay the transfer price of RMB263.29 million (including tax in total) to the Company by way of installment payments.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, Sinopec Corp. holds approximately 50.44% of the Company’s issued share capital, and it is therefore the controlling shareholder of the Company. Sinopec Corp. holds 90.3% equity interest of ZhongKe Refinery & Petrochemical, and ZhongKe Refinery & Petrochemical is the non-wholly owned subsidiary of Sinopec Corp. Therefore, according to Chapter 14A of the Hong Kong Listing Rules, ZhongKe Refinery & Petrochemical is an associate of Sinopec Corp. and a connected person of the Company. The Transaction constitutes a connected transaction of the Company.

As the applicable percentage ratio of the Transaction exceeds 0.1% but is less than 5%, the Transaction is subject to the reporting and announcement requirements but is exempted from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

I.	INTRODUCTION

On 18 January 2023, the Board considered and approved the Assets Transfer Agreement that the Company proposes to enter into with ZhongKe Refinery & Petrochemical. The Assets Transfer Agreement will be signed before 28 February 2023. Pursuant to the Assets Transfer Agreement, the Company proposes to transfer the Subject Assets held by it to ZhongKe Refinery & Petrochemical, and ZhongKe Refinery & Petrochemical shall pay the transfer price of RMB263.29 million (including tax in total) to the Company by way of installment payments.

II.	THE ASSETS TRANSFER AGREEMENT

The main terms of the Assets Transfer Agreement are summarized as follows:

Parties:	(i) ZhongKe Refinery & Petrochemical (as the transferee)

(ii) the Company (as the transferor)

Agreement content:	The Company shall transfer the Subject Assets held by it to ZhongKe Refinery & Petrochemical, and ZhongKe Refinery & Petrochemical shall pay the transfer price of RMB263.29 million (including tax in total) to the Company by way of installment payments.

Consideration and payment:	The consideration of the Assets Transfer Agreement is RMB263.29 million, and ZhongKe Refinery & Petrochemical shall pay it by installment: (1) 30% of the transfer price, namely RMB78.987 million including tax, shall be paid within 30 days after the receipt of a valid VAT invoice issued by the Company upon the Assets Transfer Agreement becoming effective; (2) 70% of the transfer price, namely RMB184.303 million including tax, shall be paid within 30 days after the signing of the confirmation letter for assets handover and the receipt of a valid VAT invoice issued by the Company upon the transfer of the Subject Assets.

Delivery arrangement of Subject Assets	1. Location of transfer of the Subject Assets: the Company.

2.  The Company shall, within 30 days upon receiving the payment of the first installment by ZhongKe Refinery & Petrochemical, complete the assets verification process in accordance with the scope of assets transfer as provided in the Assets Transfer Agreement, and sign the confirmation letter for assets handover upon confirmation by both parties.

3.  The confirmation letter for assets handover shall serve as certification of the change of ownership of the assets transferred by the Company to ZhongKe Refinery & Petrochemical, and the date of signing the confirmation letter for assets handover is the assets handover date.

4.  All risks, losses and any legal liabilities and benefits relating to the Subject Assets shall be transferred from the Company to ZhongKe Refinery & Petrochemical upon the handover of the Subject Assets.

5.  Before the Assets Transfer Agreement becomes effective, all outstanding liabilities incurred by the Company with other legal persons or natural persons in connection with the Subject Assets shall be borne by the Company, for which ZhongKe Refinery & Petrochemical shall not be liable. If ZhongKe Refinery & Petrochemical cannot exercise its rights normally due to the Company’s prior acts (such as unresolved civil disputes, unresolved administrative penalties, etc.) after it has obtained the ownership or right of use of the Subject Assets, the Company shall have the exclusionary obligation and shall be liable for compensation for the losses caused therefrom.

Default liabilities:

1.  If the Company breaches the terms of the Assets Transfer Agreement and fails to deliver the Subject Assets to ZhongKe Refinery & Petrochemical at the agreed time, the Company shall pay ZhongKe Refinery & Petrochemical liquidated damages of 0.05% of the value of the assets not delivered on time for each day of delay and shall deliver the untransferred portion of the assets to ZhongKe Refinery & Petrochemical;

2.  If the Company breaches the undertakings in the Assets Transfer Agreement and subjects the Subject Assets to claims by a third party, resulting in ZhongKe Refinery & Petrochemical not being able to acquire ownership of the Subject Assets, the Company shall bear the liability of default to ZhongKe Refinery & Petrochemical to the extent of the value of that portion of the assets;

3.  If ZhongKe Refinery & Petrochemical breaches the terms of the Assets Transfer Agreement and fails to pay the assets transfer price to the Company on time and in full, ZhongKe Refinery & Petrochemical shall be liable to the Company for liquidated damages of 0.05% of the unpaid portion of the assets transfer price for each day of delay and shall pay the unpaid portion of the price to the Company.

Effectiveness:	The Assets Transfer Agreement shall be signed by the legal representatives or authorized representatives of both parties and affixed with the contract seal of the entities, and shall become effective upon approval by the Board of the Company and the state-funded enterprises.

III.	THE BASIS OF DETERMINING THE CONSIDERATION

The consideration of the Transaction was based on the Asset Valuation Report on the Market Value of 100,000 T/Y EVA Plant under Construction Involved in the Proposed Assets Transfer by Sinopec Shanghai Petrochemical Company Limited (《中國石化上海石油化工股份有限公司 擬進行資產轉讓所涉及的10萬噸/年EVA項目在建工程市場價值資產評估報告》) issued by Shanghai Lixin Appraisal Co., Ltd. (上海立信資產評估有限公司). The consideration was determined through commercial negotiations between the parties and through the performance of internal decision-making procedures by the parties.

As appraised by the cost method, the appraised value (excluding VAT) of the Company’s 100,000 T/Y EVA plant under construction as at the valuation date (i.e. 30 November 2022) was RMB280 million. According to the Technical Report on the Restoration Costs of the Reciprocating Compressor and Extrusion Granulation Unit of the 100,000 T/Y EVA Plant of Sinopec Shanghai Petrochemical Company Limited (《中國石化上海石油化工股份有限公司10 萬噸/年EVA裝置往復式壓縮機、擠壓造粒機組修復費用技術報告》), ZhongKe Refinery & Petrochemical will incur additional technical restoration and renovation costs of RMB47 million (excluding VAT) after receiving the Subject Assets. Accordingly, the Company proposes to transfer the Subject Assets at a price of RMB233 million (excluding VAT and with a total amount including tax of RMB263.29 million).

The pricing of the Transaction is objective and fair, and is not prejudicial to the interests of the Company or shareholders.

IV.	INFORMATION OF THE SUBJECT ASSETS

The Subject Assets are the equipment and technologies purchased in advance for 100,000 T/Y EVA plant held by the Company, which the Company financially recorded as “construction in progress” assets. The ownership of the Subject Assets is explicit. There are no mortgages, pledges and any other restrictions on transfer, no litigation, arbitration or judicial measures such as seizure or freezing involved, and no other circumstances that may hinder the transfer of ownership.

As of 31 December 2021, the original book value of the Subject Assets was RMB232,555,200, the net book value was RMB232,555,200, and the provision for depreciation, amortization or impairment was RMB0 (audited).

V.	FINANCIAL IMPACTS AND USE OF PROCEEDS

Based on the existing information available to the Company, the Directors estimate that the revenue from the sales of the Subject Assets by the Company to ZhongKe Refinery & Petrochemical will be approximately RMB444,800, which was determined with reference to the net book value of the Subject Assets as of 31 December 2021 and the consideration for the transfer (excluding VAT). The Company has held the Subject Assets for more than one year.

The Company proposes to use the proceeds from the transfer of the Subject Assets as general operating capital of the Company.

VI.	REASONS FOR AND BENEFITS OF THE TRANSACTION

As the environmental impact assessment for 100,000 T/Y EVA plant of the Company has not been approved, the project plan cannot be implemented in the near future. Considering the large number of EVA plant in production and under construction recently, there will be a concentrated release of production capacity in the next two years and the investment risk of this project will increase significantly. Therefore, the Company proposes to abandon the construction of the project. Meanwhile, the Transaction will help to revitalize the idle assets of the Company and optimize the asset structure of the Company.

The Board is of the view that ZhongKe Refinery & Petrochemical is in sound financial positions and has the ability to pay. The Transaction will help to improve the future financial positions of the Company, will have no material effect on the Company’s future operating results and will not result in new connected transactions, horizontal competition, or occupation of non-operating capital of the Company by controlling shareholders of the Company and their connected persons.

VII.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, Sinopec Corp. holds approximately 50.44% of the Company’s issued share capital, and it is therefore the controlling shareholder of the Company. Sinopec Corp. holds 90.3% equity interest of ZhongKe Refinery & Petrochemical, and ZhongKe Refinery & Petrochemical is the non-wholly owned subsidiary of Sinopec Corp. Therefore, according to Chapter 14A of the Hong Kong Listing Rules, ZhongKe Refinery & Petrochemical is an associate of Sinopec Corp. and a connected person of the Company. The Transaction constitutes a connected transaction of the Company.

As the applicable percentage ratio of the Transaction exceeds 0.1% but is less than 5%, the Transaction is subject to the reporting and announcement requirements but is exempted from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

VIII.	APPROVING PROCEDURES FOR THE TRANSACTION

On 18 January 2023, the Company held the 26th meeting of the tenth session of the Board, at which the Resolution on the Assets Transfer and the Related Transaction was considered and approved. Wan Tao, Du Jun and Xie Zhenglin, being connected directors, have abstained from voting on such resolution at the meeting of the Board.

The Board (including the independent non-executive directors of the Company) is of the view that the Transaction contemplated under the Assets Transfer Agreement is on normal commercial terms and through fair negotiation between the parties to the agreement, and the terms of the Transaction are fair and reasonable, and in the interests of the Company and its shareholders as a whole.

The Transaction is subject to the relevant state-owned assets approval procedures to the state-funded enterprise.

IX.	GENERAL INFORMATION

The Company

Located at Jinshanwei in the southwest of Shanghai in China, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of synthetic fibers, resins, plastics, intermediate petrochemical products and petroleum products.

ZhongKe Refinery & Petrochemical

ZhongKe Refinery & Petrochemical is a limited liability company established in the PRC, and its principal activities are crude oil processing and petroleum products manufacturing.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Company”	Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338) as well as in Shanghai Stock Exchange (stock code: 600688)

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00386) as well as in Shanghai Stock Exchange (stock code: 600028)

“ZhongKe Refinery & Petrochemical”	ZhongKe (Guangdong) Refinery & Petrochemical Company Limited, a limited liability company established in the PRC and a non-wholly owned subsidiary of Sinopec Corp.

“Assets Transfer Agreement”	The Assets Transfer Agreement for Shanghai Petrochemical EVA Plant that the Company proposes to enter into with ZhongKe Refinery & Petrochemical

“Transaction”	The Company proposed to transfer the Subject Assets held by it to ZhongKe Refinery & Petrochemical at a consideration of RMB263.29 million (including tax in total)

“Subject Assets”	the equipment and technologies purchased in advance for 100,000 T/Y EVA plant held by the Company

“Board”	the board of Directors of the Company

“Director(s)”	the director(s) of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“PRC”	The People’s Republic of China, for the purpose of this announcement, excluding Hong Kong, Macau Special Administrative Regions and Taiwan

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“RMB”	Renminbi, the lawful currency of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“%”	percentage

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited Liu Gang
Joint Company Secretary

Shanghai, the PRC, 18 January 2023

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.